Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ULTICOM, INC.

Pursuant to N.J.S. 14A:7-15.1

Dated: November 11, 2009

The undersigned corporation, having adopted an amendment to its certificate of incorporation in connection with a share combination, hereby certifies as follows:

1.	The name of the corporation is Ulticom, Inc.

2.         The date of adoption by the board of directors of the corporation of the resolution approving the share combination and this related amendment to the amended and restated certificate of incorporation was November 4, 2009.

3.         This amendment to the certificate of incorporation will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares that remains unissued after the share combination exceeding the percentage of authorized shares that was unissued before the share combination.

4.         The classes of shares subject to the combination are common stock and undesignated stock. The number of shares subject to the combination is as follows:

Common Stock	43,951,218
Undesignated Stock	0

Each share of Common Stock issued and outstanding or held in treasury shall be reduced, or combined, into one-fourth of one share of Common Stock.

5.         The certificate of incorporation is amended to decrease the authorized common shares from 200,000,000 to 50,000,000 and to decrease the authorized undesignated shares from 10,000,000 to 2,500,000.

6.	This Amendment shall be effective at 9:00 a.m. E.S.T., November 18, 2009.

IN WITNESS WHEREOF, the undersigned corporation caused this certificate to be executed on its behalf by its duly authorized officer as of the date first above written.

ULTICOM, INC.

By: /s/ Shawn K. Osborne

Shawn K. Osborne, President and Chief Executive Officer